February 3, 2015

Via EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     National General Holdings Corp.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 28, 2014
File No. 1-36311

Dear Mr. Rosenberg:

Thank you for your letter dated January 27, 2015 (the “Comment Letter”), regarding the Annual Report on Form 10-K for the year ended December 31, 2013 (the “2013 Form 10-K”) of National General Holdings Corp. (the “Company”).

We have carefully considered the Staff’s comments and set forth our response below. Each response is numbered to correspond to the comment set forth in the Comment Letter, which for convenience we have incorporated into this response letter.

Notes to the Consolidated Financial Statements

Note 2: Significant Accounting Policies
Business Combinations, page F-10

1.	Please refer to response to prior comment 1 and address the following:
a. Revise your proposed disclosure to indicate, if true, that the difference between the acquired loss and LAE reserves recorded, based on your existing accounting policies, and your best estimate of the fair value of such reserves at the acquisition date is recorded either as an intangible asset or another liability, as applicable. Refer to ASC 944-805-30-1.
b. Tell us how your method of amortizing the difference referred to in the above bullet ratably over the payout period complies with ASC 944-805-35-1.

Response: a. The Company confirms that the difference between the acquired loss and LAE reserves recorded, based on its existing accounting policies, and the Company’s best estimate of the fair value of such reserves at the acquisition date is recorded either as an intangible asset or another liability, as applicable.

The Company’s proposed revised disclosure in “Note 2. Significant Accounting Policies” on page F-10 in future periodic reports is as follows:

Business Combinations

The Company accounts for business combinations under the acquisition method of accounting, which requires the Company to record assets acquired, liabilities assumed and any non-controlling interest in the acquiree at their respective fair values as of the acquisition date. The Company accounts for the insurance and reinsurance contracts under the acquisition method as new contracts, which requires the Company to record assets and liabilities at fair value. The Company adjusts the fair value loss and LAE reserves by recording the acquired loss reserves based on the Company’s existing accounting policies and then discounting them based on expected reserve payout patterns using a current risk-free rate of interest. This risk free interest rate is then adjusted based on different cash flow scenarios that use different payout and ultimate reserve assumptions deemed to be reasonably possible based upon the inherent uncertainties present in determining the amount and timing of payment of such reserves. The difference between the acquired loss and LAE reserves and the Company’s best estimate of the fair value of such reserves at the acquisition date is recorded as either an intangible asset or another liability, as applicable and is amortized proportionately to the reduction in the related loss reserves i.e. over the payout period of the acquired loss and LAE reserves. The Company assigns fair values to intangible assets acquired based on valuation techniques including the income and market approaches. The Company records contingent consideration at fair value based on the terms of the purchase agreement with subsequent changes in fair value recorded through earnings. The determination of fair value may require management to make significant estimates and assumptions. The purchase price is the fair value of the total consideration conveyed to the seller and the Company records the excess of the purchase price over the fair value of the acquired net assets, where applicable, as goodwill. The Company expenses costs associated with the acquisition of a business in the period incurred.

b. The Company clarifies that the intangible asset or the related liability referred to in the above bullet is amortized proportionately to the reduction in the related loss reserves i.e. over the payout or the settlement period of the acquired loss and LAE reserves. The Company believes that its method of amortization complies with ASC 944-805-35-1 as it is amortized on a basis consistent with the related insurance liability.

Note 10: Income Taxes, page F-38

2.
We acknowledge your response to previous comment 4. If you have no liability recorded for unrecognized tax benefits, please explain to us what you mean by tax contingency reserves as disclosed in the last paragraph on page F-41, and whether and, if so, how this disclosure is responsive to ASC 740-10-50-15.d. In your response, explain to us how you could release the oldest year’s reserve if you have no liability recorded for unrecognized tax benefits.

Response: Based on our prior response to previous comment 4, the Company will delete the last paragraph on page F-41 in future periodic reports.

Note 25: Segment Information, page F-58

3.
Your proposed disclosure provided in response to previous comment 5 provides premiums written by each group of similar products. Please represent to us that in your future periodic reports you will modify this disclosure to provide premiums earned by each group of similar products either in addition to your proposed premiums written disclosure or in lieu thereof.

Response: The Company confirms that it will include premiums earned by each group of similar products in future periodic reports.

In connection with our response to the Comment Letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•
the Commission has taken the position that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing to be responsive to the Staff’s comments. Please contact the undersigned at (212) 380-9492 if you require any further information.

Sincerely,

/s/ Michael Weiner

Michael Weiner, Chief Financial Officer

cc: Imran Makda, BDO USA, LLP
Jeffrey Weissmann, National General Holdings Corp.